Exhibit 9.1

UNAUDITED PRO FORMA
FINANCIAL STATEMENTS OF CIPHERGEN BIOSYSTEMS, INC.

The following unaudited pro forma financial statements and notes thereto are being filed herewith:

(1)	Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2004;

(2)	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2004;

(3)	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2003;

(4)	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2002;

(5)	Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2001.

The following unaudited pro forma condensed consolidated financial information for Ciphergen Biosystems, Inc. (“Ciphergen” or the “Company”) gives effect to the divestiture of the BioSepra Business by Ciphergen (the “Divestiture”) to Pall Corporation (“Pall”).  This pro forma financial information is presented for illustrative purposes only, and is not necessarily indicative of the operating results and financial position that might have been achieved had the transaction described above occurred on the dates indicated, nor are they necessarily indicative of the operating results and financial position that may occur in the future.  The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2001, 2002 and 2003, and for the nine months ended September 30, 2004, give effect to the Divestiture and related pro forma accounting adjustments as if the Divestiture had occurred on July 31, 2001, the date on which Ciphergen acquired BioSepra S.A.  The unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 gives effect to the Divestiture and related pro forma accounting adjustments as if the Divestiture had occurred on September 30, 2004.  The unaudited pro forma condensed consolidated financial information was derived by adjusting the historical financial statements of Ciphergen for the removal of assets, liabilities, revenues and expenses associated with the BioSepra Business.  The adjustments relating to the Divestiture and other adjustments are described in the notes to the unaudited pro forma condensed consolidated financial information.  Ciphergen will treat the sale of the BioSepra Business as a discontinued operation in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, and expects to  record a gain upon completion of the transaction.

The pro forma financial information represents, in the opinion of management, all adjustments necessary to present the Company’s pro forma results of operations and financial position in accordance with Article 11 of Regulation S-X and is based upon available information and certain assumptions considered reasonable under the circumstances.

This unaudited pro forma condensed consolidated financial information should be read in conjunction with the Company’s unaudited consolidated financial statements and notes thereto included in the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2004, June 30, 2004 and March 31, 2004 and the Company’s audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003.

CIPHERGEN BIOSYSTEMS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2004

(in thousands)

	As Reported	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$14,912	$28,692	(a)	$43,604
Short-term investments	4,053	—		4,053
Accounts receivable, net	8,650	(2,133	)(b)	6,517
Inventories	11,320	(4,836	)(b)	6,484
Notes receivable from related parties	186	—		186
Prepaid expenses and other current assets	2,886	(1,164	)(b)	1,722

Total current assets	42,007	20,559		62,566

Property, plant and equipment, net	15,207	(5,734	)(b)	9,473
Goodwill	3,908	(1,380	)(b)	2,528
Other intangible assets, net	6,314	(3,176	)(b)	3,138
Other long-term assets	2,484	(195	)(b)	2,289

Total assets	$69,920	$10,074		$79,994

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,603	$(647	)(b)	$3,956
Accrued liabilities	7,321	(1,091	)(b),(c)	6,230
Deferred revenue	4,597	(2	)(b)	4,595
Current portion of capital lease obligations	402	(385	)(b)	17
Current portion of long-term debt	700	—		700

Total current liabilities	17,623	(2,125)		15,498

Deferred revenue	707	—		707
Capital lease obligations, net of current portion	2,505	(2,476	)(b)	29
Long-term debt, net of current portion	561	—		561
Convertible senior notes, net of discount	27,917	—		27,917
Other long-term liabilities	1,601	(599	)(b)	1,002

Total liabilities	50,914	(5,200)		45,714

Stockholders’ equity:
Common stock	29	—		29
Additional paid-in capital	186,817	—		186,817
Notes receivable from stockholders	(594)	—		(594)
Deferred stock-based compensation	(188)	—		(188)
Accumulated other comprehensive income	3,614	(3,607	)(d)	7
Accumulated deficit	(170,672)	18,881	(d)	(151,791)

Total stockholders’ equity	19,006	15,274		34,280

Total liabilities and stockholders’ equity	$69,920	$10,074		$79,994

See notes to unaudited pro forma condensed consolidated financial statements.

CIPHERGEN BIOSYSTEMS, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share amounts)

	Nine Months Ended September 30, 2004
	As Reported	Pro Forma Adjustments (e)	Pro Forma
Revenue:
Products	$30,423	$(7,069)	$23,354
Services	6,901	(172)	6,729
Total revenue	37,324	(7,241)	30,083

Cost of revenue:
Products	10,904	(2,727)	8,177
Services	3,156	(125)	3,031
Total cost of revenue	14,060	(2,852)	11,208

Gross profit	23,264	(4,389)	18,875

Operating expenses:
Research and development	16,842	(1,276)	15,566
Sales and marketing	22,758	(2,926)	19,832
General and administrative	11,249	(538)	10,711
Amortization of intangible assets	622	(622)	—
Total operating expenses	51,471	(5,362)	46,109

Loss from operations	(28,207)	973	(27,234)

Interest and other income (expense), net	(1,593)	(2)	(1,595)

Loss before provision for income taxes	(29,800)	971	(28,829)

Income tax provision	352	(57)	295

Net loss	$(30,152)	$1,028	$(29,124)

Basic and diluted net loss per share	$(1.03)		$(1.00)

Shares used in computing basic and diluted net loss per share	29,186		29,186

See notes to unaudited pro forma condensed consolidated financial statements.

	Year Ended December 31, 2003
	As Reported	Pro Forma Adjustments (e)	Pro Forma
Revenue:
Products	$50,323	$(14,451)	$35,872
Services	8,049	(283)	7,766
Total revenue	58,372	(14,734)	43,638

Cost of revenue:
Products	17,020	(5,109)	11,911
Services	3,568	(142)	3,426
Litigation settlement	7,257	—	7,257
Total cost of revenue	27,845	(5,251)	22,594

Gross profit	30,527	(9,483)	21,044

Operating expenses:
Research and development	24,920	(1,292)	23,628
Sales and marketing	24,827	(3,572)	21,255
General and administrative	15,831	(1,016)	14,815
Amortization of intangible assets	829	(829)	—
Total operating expenses	66,407	(6,709)	59,698

Loss from operations	(35,880)	(2,774)	(38,654)

Interest and other income (expense), net	540	(751)	(211)

Loss before provision for income taxes	(35,340)	(3,525)	(38,865)

Income tax provision (benefit)	1,407	(1,454)	(47)

Net loss	$(36,747)	$(2,071)	$(38,818)

Basic and diluted net loss per share	$(1.31)		$(1.38)

Shares used in computing basic and diluted net loss per share	28,154		28,154

See notes to unaudited pro forma condensed consolidated financial statements.

	Year Ended December 31, 2002
	As Reported	Pro Forma Adjustments (e)	Pro Forma
Revenue:
Products	$34,390	$(9,991)	$24,399
Services	4,910	(101)	4,809
Total revenue	39,300	(10,092)	29,208

Cost of revenue:
Products	10,429	(3,334)	7,095
Services	2,329	(52)	2,277
Total cost of revenue	12,758	(3,386)	9,372

Gross profit	26,542	(6,706)	19,836

Operating expenses:
Research and development	20,754	(1,161)	19,593
Sales and marketing	20,321	(2,361)	17,960
General and administrative	15,008	(586)	14,422
Amortization of intangible assets	829	(829)	—
Total operating expenses	56,912	(4,937)	51,975

Loss from operations	(30,370)	(1,769)	(32,139)

Interest and other income (expense), net	1,359	76	1,435

Loss before provision for income taxes	(29,011)	(1,693)	(30,704)

Income tax provision (benefit)	61	(105)	(44)

Net loss	$(29,072)	$(1,588)	$(30,660)

Basic and diluted net loss per share	$(1.08)		$(1.14)

Shares used in computing basic and diluted net loss per share	26,965		26,965

See notes to unaudited pro forma condensed consolidated financial statements.

	Year Ended December 31, 2001
	As Reported	Pro Forma Adjustments (e)	Pro Forma
Revenue:
Products	$16,934	$(2,593)	$14,341
Services	2,115	(100)	2,015
Total revenue	19,049	(2,693)	16,356

Cost of revenue:
Products	5,950	(1,148)	4,802
Services	664	(36)	628
Total cost of revenue	6,614	(1,184)	5,430

Gross profit	12,435	(1,509)	10,926

Operating expenses:
Research and development	12,895	(467)	12,428
Sales and marketing	14,301	(750)	13,551
General and administrative	13,020	(95)	12,925
Amortization of intangible assets	650	(345)	305
Write-off of acquired in-process technology	1,000	(1,000)	—
Total operating expenses	41,866	(2,657)	39,209

Loss from operations	(29,431)	1,148	(28,283)

Interest and other income (expense), net	3,762	(484)	3,278

Loss before provision for income taxes	(25,669)	664	(25,005)

Income tax provision	143	(3)	140

Net loss	$(25,812)	$667	$(25,145)

Basic and diluted net loss per share	$(0.97)		$(0.95)

Shares used in computing basic and diluted net loss per share	26,512		26,512

See notes to unaudited pro forma condensed consolidated financial statements.

CIPHERGEN BIOSYSTEMS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

1.                                      Basis of Pro Forma Presentation

The unaudited pro forma financial statements of Ciphergen included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.  These pro forma financial statements and accompanying notes have been prepared based on Ciphergen’s historical consolidated balance sheet as of September 30, 2004 and its historical consolidated statements of operations for the years ended December 31, 2003, 2002 and 2001, and the nine months ended September 30, 2004, after giving effect to the adjustments and assumptions described below.

Ciphergen employs accounting policies that are in accordance with accounting principles generally accepted in the United States of America.  In management’s opinion, all material adjustments necessary to reflect fairly the pro forma financial position and pro forma results of operations of Ciphergen have been made.

The ongoing activity presented in these pro forma condensed consolidated financial statements represents Ciphergen’s ProteinChip business, Diagnostics Division and corporate assets, liabilities and expenses that were not divested in the sale of the BioSepra Business.  This pro forma financial information is presented for illustrative purposes only, and is not necessarily indicative of the operating results and financial position that might have been achieved had the transaction described above occurred on the dates indicated, nor is it necessarily indicative of the operating results and financial position that may occur in the future.

Pro Forma Assumptions

This pro forma financial information of Ciphergen has been prepared after giving effect to the following adjustments and assumptions:

•                  Amounts related to three employees who will remain with the ongoing operations of Ciphergen, but that were historically recorded as a part of the BioSepra Business, have not been included in the pro forma adjustments.

•                  Corporate overhead has not been allocated to the results of operations for the BioSepra Business for any periods presented.

•                  Cash and the associated interest income which were historically recorded as a part of the BioSepra Business have not been excluded in the pro forma adjustments because the balances will remain with Ciphergen.

•                  Since the Company has net operating loss carryforwards in excess of the gain on the sale of the BioSepra Business, a 0% incremental U.S. income tax rate has been assumed for purposes of these calculations.  We believe that this incremental rate is more meaningful to use than the statutory rate in effect during the periods.

Pro Forma Adjustments

The accompanying unaudited pro forma condensed consolidated financial information has been prepared as if the divestiture was completed on September 30, 2004 for balance sheet purposes and as of July 31, 2001 for statement of operations purposes and reflect the following pro forma adjustments:

(a)                                  To reflect $35.8 million cash consideration received, less $7.1 million of cash held by BioSepra at closing.  An additional $1.0 million held in escrow for one year, subject to certain adjustments, is not reflected in these pro forma financial statements.

(b)                                 To reflect the assets sold to Pall and the liabilities assumed by Pall.

(c)                                  To reflect $275,000 in estimated direct expenses of the transaction which were not accrued as of the balance sheet date, including legal, accounting and consulting fees.  An additional $50,000 in estimated direct expenses of the transaction was already accrued as of September 30, 2004.  No investment banker fees were incurred in this transaction.

(d)                                 To reflect the net proceeds and resulting gain on the sale of assets sold to and the liabilities assumed by Pall (in thousands).

Total consideration	$35,833
Transaction costs not accrued as of September 30, 2004	(275)
Net total proceeds	35,558
Net assets acquired by Pall	(20,284)
Cumulative translation adjustment*	3,607
Pro forma adjustment	18,881
Less: Accrued transaction expenses	50

Pro forma net gain	$18,831

* Relates to the complete liquidation of BioSepra’s activities in France

(e)                                  To adjust the revenues and expenses attributed to the BioSepra Business.

2.                                      Unaudited Pro Forma Earnings Per Share Data

Basic and diluted pro forma earnings per share were calculated using the weighted average shares outstanding of Ciphergen for the years ended December 31, 2003, 2002 and 2001, and for the nine months ended September 30, 2004.  As the pro forma condensed consolidated statements of operations for all periods presented show a net loss and the effect of potentially dilutive securities would be anti-dilutive, weighted average basic and diluted shares are the same.